Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Miragen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60463E202

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60463E202	Schedule 13G	Page 1 of 12

1	Names of Reporting Persons Ally Bridge MedAlpha Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 929,979
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 929,979

9	Aggregate Amount Beneficially Owned by Each Reporting Person 929,979
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.99%
12	Type of Reporting Person PN

CUSIP No. 60463E202	Schedule 13G	Page 2 of 12

1	Names of Reporting Persons Ally Bridge MedAlpha Management L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 929,979
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 929,979

9	Aggregate Amount Beneficially Owned by Each Reporting Person 929,979
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.99%
12	Type of Reporting Person PN

CUSIP No. 60463E202	Schedule 13G	Page 3 of 12

1	Names of Reporting Persons Ally Bridge MedAlpha Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 929,979
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 929,979

9	Aggregate Amount Beneficially Owned by Each Reporting Person 929,979
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.99%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 60463E202	Schedule 13G	Page 4 of 12

1	Names of Reporting Persons Ally Bridge Group (NY) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 929,979
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 929,979

9	Aggregate Amount Beneficially Owned by Each Reporting Person 929,979
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.99%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 60463E202	Schedule 13G	Page 5 of 12

1	Names of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 929,979
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 929,979

9	Aggregate Amount Beneficially Owned by Each Reporting Person 929,979
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.99%
12	Type of Reporting Person CO

CUSIP No. 60463E202	Schedule 13G	Page 6 of 12

1	Names of Reporting Persons Fan Yu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 929,979
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 929,979

9	Aggregate Amount Beneficially Owned by Each Reporting Person 929,979
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.99%
12	Type of Reporting Person IN

CUSIP No. 60463E202	Schedule 13G	Page 7 of 12

ITEM 1.	(a) Name of Issuer

Miragen Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

6200 Lookout Rd.

Boulder CO, 80301

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Ally Bridge MedAlpha Master Fund L.P. (“MedAlpha”)

Ally Bridge MedAlpha Management L.P.

Ally Bridge MedAlpha Management GP, LLC

Ally Bridge Group (NY) LLC

ABG Management Ltd.

Mr. Fan Yu

(b)	Address or Principal Business Office:

The address for each of MedAlpha, Ally Bridge MedAlpha Management L.P., Ally Bridge MedAlpha Management GP, LLC and Ally Bridge Group (NY) LLC is 430 Park Avenue, 12th Floor, New York, NY 10022

The address for each of the other Reporting Persons is Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(c)	Citizenship of each Reporting Person is:

Ally Bridge Group (NY) LLC is an entity organized under the laws of State of Delaware. Mr. Fan Yu is a citizen of Hong Kong. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Common stock, $0.01 par value (“Common Stock”).

(e)	CUSIP Number:

60463E202

CUSIP No. 60463E202	Schedule 13G	Page 8 of 12

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer, based on 5,161,114 shares of Common Stock outstanding, which includes (i) 4,700,225 shares of Common Stock currently outstanding and (ii) 460,889 shares of Common Stock issuable upon conversion of 6,913 shares of the Issuer’s Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) held of record by MedAlpha. The conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ally Bridge MedAlpha Master Fund L.P.	929,979	9.99%	0	929,979	0	929,979
Ally Bridge MedAlpha Management L.P.	929,979	9.99%	0	929,979	0	929,979
Ally Bridge MedAlpha Management GP, LLC	929,979	9.99%	0	929,979	0	929,979
Ally Bridge Group (NY) LLC	929,979	9.99%	0	929,979	0	929,979
ABG Management Ltd.	929,979	9.99%	0	929,979	0	929,979
Mr. Fan Yu	929,979	9.99%	0	929,979	0	929,979

MedAlpha may be deemed to be the beneficial owner of 929,979 shares of Common Stock, which includes 469,090 shares of Common Stock and 460,889 shares of Common Stock issuable upon conversion of 6,913 shares of the Series A Preferred Stock held of record by MedAlpha.

Mr. Fan Yu is the sole shareholder of ABG Management Ltd., which is the sole member of each of Ally Bridge MedAlpha Management GP, LLC and Ally Bridge Group (NY) LLC. Ally Bridge Group (NY) LLC and Ally Bridge MedAlpha Management L.P., acting through its general partner Ally Bridge MedAlpha Management GP, LLC, manage MedAlpha’s investments. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the shares held of record by MedAlpha. Each of them disclaims any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 60463E202	Schedule 13G	Page 9 of 12

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 60463E202	Schedule 13G	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2021

Ally Bridge MedAlpha Master Fund L.P.
By: Ally Bridge MedAlpha General Partner L.P., its general partner
By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Manager

Ally Bridge MedAlpha Management L.P.
By: Ally Bridge MedAlpha Management GP, LLC, its general partner
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge MedAlpha Management GP, LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge Group (NY) LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG Management Ltd.

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

CUSIP No. 60463E202	Schedule 13G	Page 11 of 12

Fan Yu

/s/ Fan Yu
Name: Fan Yu

CUSIP No. 60463E202	Schedule 13G	Page 12 of 12

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement.